Issuer Free Writing Prospectus dated February 23, 2018
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus
Dated February 13, 2018 and Registration Statement No. 333-222470

1347 PROPERTY INSURANCE HOLDINGS, INC.
Pricing Term Sheet
8% Cumulative Preferred Stock, Series A

Issuer:	1347 Property Insurance Holdings, Inc.

Security:	8% Cumulative Preferred Stock, Series A

Size:	640,000 shares ($16,000,000)

Over-allotment Amount:	96,000 shares ($2,400,000)

Trade Date:	February 23, 2018

Settlement Date:	February 28, 2018

Maturity:	Perpetual (unless redeemed by the Issuer)

Public Offering Price:	$25.00 per share; $16,000,000 total (or $18,400,000 total if the underwriters exercise their over-allotment option in full)

Ratings:	Not rated

Underwriting Discount and Commissions:	$0.895 per share; $544,446 total (or $630,366 total if the underwriters exercise their over-allotment option in full)

Net Proceeds (before expenses):	$15,455,554 (or $17,769,634 total if the underwriters exercise their over-allotment option in full)

Dividend Rate:	8% per annum of the $25.00 liquidation preference (or $2.00 per share per annum), accruing from and including February 28, 2018

Dividend Payment Dates:	On or about the 15th day of each March, June, September and December, commencing on June 15, 2018. The first dividend payment will be paid on June 15, 2018, and will be a pro rata dividend from and including February 28, 2018 to, and including, June 14, 2018 in the amount of $2.00 (per annum) per share.

Liquidation Preference:	$25.00 per share

Conversion Rights:	Holders will not have the right to convert Preferred Stock into, or exchange Preferred Stock for, any other securities or property of the Company.

Optional Redemption:	The Preferred Stock is not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other similar provisions. The Preferred Stock is not redeemable prior to February 28, 2023. On and after that date, or within 120 days after a change of control, the Preferred Stock will be redeemable at the Company’s option, in whole or in part, upon not less than 30 days nor more than 60 days’ notice, at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends thereon to, but not including, the redemption date. Holders of the Preferred Stock will have no right to require the redemption of the Preferred Stock.

CUSIP / ISIN:	68244P 206 / US68244P2065

Expected Listing:	The Issuer has filed an application to list the Preferred Stock with the Nasdaq under the symbol “PIHPP.” If the listing application is approved, the Issuer expects trading of the Preferred Stock to commence within 30 days after initial delivery of the Preferred Stock.

Voting Rights:	The Preferred Stock will not have voting rights, except as set forth in the preliminary prospectus.

Lead Book-Running Manager:	Boenning & Scattergood, Inc.

Co-Managers:	American Capital Partners, LLC
Joseph Gunnar & Co., LLC